Forum Merger Corporation

c/o Forum Investors I, LLC

135 East 57th Street

8th Floor

New York, New York 10022

April 4, 2017

VIA EDGAR

William H. Dorton

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form S-1 Filed March 21, 2017, as amended File No. 333-216842

Dear Mr. Dorton:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Forum Merger Corporation (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Thursday, April 6, 2017, or as soon as thereafter practicable.

Very truly yours,

		By:	/s/ David Boris
David Boris co-Chief Executive Officer, Chief Financial Officer, Vice President and Director

cc:	Ellenoff Grossman & Schole LLP Graubard Miller